True Oil & Gas Ltd.
Suite 2300 – 530 8th Avenue
Calgary, Alberta T2P 3S8
Canada
(403) 266-8670

June 26, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attention: Filing Desk

Re: Shellbridge Oil & Gas, Inc. Registration Statement on Form 20-F (File No. 000-51956)

Ladies and Gentlemen:

True Oil & Gas Ltd. (“True”), on behalf of Shellbridge Oil & Gas, Inc. (the “Company”), hereby requests the withdrawal of the registration statement on Form 20-F filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 1, 2006, and all exhibits filed therewith (the “Registration Statement”). The Company has been acquired by True Energy Trust, a Canadian oil & gas trust and the parent entity of True, and has been merged with and into True, with True being the successor of such merger. The Company no longer exists as an entity.

If you have any questions regarding this application for withdrawal, please contact Daniel M. Miller of Dorsey & Whitney LLP at (604) 630-5199.

Sincerely,

SHELLBRIDGE OIL & GAS, INC.

By:	/s/ Joan E. Dunne

Name:	Joan E. Dunne
Title:	Chief Financial Officer

cc: Melissa Duru, Securities and Exchange Commission